EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
(Loss)/income from continuing operations	$(34,038)	$(25,658)	$(7,160)	$8,045	$114,467
Add from continuing operations:
Interest on indebtedness	52,817	49,140	48,310	41,419	30,145
Portion of rents representative of the interest factor	1,627	1,564	1,543	1,437	447

Earnings	$20,406	$25,046	$42,693	$50,901	$145,059

Fixed charges from continuing operations:
Interest on indebtedness	$52,817	$49,140	$48,310	$41,419	$30,145
Capitalized interest	1,752	1,340	444	573	909
Portion of rents representative of the interest factor	1,627	1,564	1,543	1,437	447

Fixed charges	$56,196	$52,044	$50,297	$43,429	$31,501

Ratio of earnings to fixed charges	—	—	—	1.17	4.60
For the year ended December 31, 2011, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $35.8 million.
For the year ended December 31, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $27.0 million.
For the year ended December 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $7.6 million.